Exhibit 99.1

The table below specifies the date, amount and weighted average price per share purchased by Cascade Investment, L.L.C. (“Cascade”) during the past sixty days.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Number of Shares Purchased	Weighted Average Price Per Share	Range of Price Paid $

2/4/2011	202,100	$30.8726	30.7200 - 31.0000
2/7/2011	799,700	$31.5514	30.7300 - 31.7275
2/7/2011	5,800	$31.7429	31.7300 - 31.7500
2/8/2011	731,914	$32.1723	31.7000 - 32.3800